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April 22, 2020

Via EDGAR

Alison White, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Praxis Mutual Funds, File Nos. 033-69724 and 811-08056

Post-Effective Amendment No. 56

Dear Ms. White:

On behalf of the Praxis Mutual Funds (the “Registrant”) and each of its series (a “Fund”), I am responding to the comments you provided to me via telephone on April 1, 2020, regarding post-effective amendment no. 56 to the Registrant’s registration statement filed on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended.

1.	Comment: All Funds. Significant market events have occurred since this post-effective amendment was filed as a result of the COVID19 pandemic. Please consider whether the Funds’ disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response: COVID19-related related risk disclosure will be added.

2.	Comment: All Funds. Please provide a completed fee table and expense example for each Fund prior to the contemplated effective date.

Response: Completed fee tables, as they will appear in the Registrant’s 485(b) filing, are included as an exhibit to this letter.

3.	Comment: All Funds other than Genesis Portfolios. Footnote 1 to the Fees and Expenses table indicates that “Other Expenses” include indirect expenses of securities of other mutual funds held by the Fund, if any. If those expenses exceed 1 basis point, please add a separate “acquired fund fees and expenses” line item to the table. In addition, if investments in other mutual funds is a principal investment strategy, please add principal investment strategy and risk disclosures.

Response: Management has reviewed the acquired fund fees for all Funds and has concluded that the indirect expenses of securities of other mutual funds held by each Fund (excluding the Genesis Portfolios) is less than 1 basis point for the fiscal year 2019. With the exception of the Genesis Portfolios, investments in other mutual funds is not a principal investment strategy for any Fund.

4.	Comment: All Funds. In the Principal Investment Risks section for each Fund, please place each principal risk in its own paragraph, with a separate heading and/or a bullet, rather than discussing multiple risks within a combined paragraph.

U.S. Securities and Exchange Commission 04/21/20 Page 2

Response: The requested change will be made.

5.	Comment: Impact Bond Fund. In the Principal Investment Risks section for the Fund, please add principal risk disclosure for government related securities such as government sponsored enterprises (GSEs).

Response: The requested change will be made.

6.	Comment: Praxis International Index Fund, Praxis Value Index Fund, Praxis Growth Index Fund and Praxis Value Index Fund (the “Index Funds”). Please disclose the rebalancing and reconstitution process the Fund’s benchmark index including frequency and the number or range of companies in the index; also, if any of these Funds uses derivatives to track its index, please revise the principal investment strategies and risk disclosure to include use of those derivatives.

Response: The requested disclosure will be added to the statutory section of the prospectus. The Registrant does not regard this level of detail about the indexes as necessary or appropriate for the summary section. None of the Funds currently uses derivatives to track its benchmark index.

7.	Comment: All Index Funds. The Principal Investment Strategies section for each Index Fund provides that, under normal circumstances, the Fund invests at least 80% of the value of its assets “in securities of, and investments related to” issuers in the Fund’s benchmark index and, for the International Index Fund, that investments related to the benchmark index include ADRs. Please revise the disclosure to clarify what if anything each Index Fund invests in that are treated as investments related to issuers in the Fund’s benchmark index.

Response: The International Index Fund currently uses ADRs for this purpose. The other Index Funds do not use other investments for this purpose. In light of the comment, the disclosure for the International Index Fund will be revised as follows (deletions ~~stricken~~, additions underlined):

“Under normal circumstances, the Fund invests at least 80 percent of the value of its assets in securities of, and investments related to, issuers in the Fund’s benchmark index. Typically, the Fund invests substantially more than 80 percent of the value of its assets in such securities and investments. Investments related to the benchmark index ~~include~~ in which the Fund invests consist of American Depositary Receipts (ADRs), which are equity securities that represent shares of foreign companies in the index.”

The disclosure for the other Index Funds will be revised as follows (deletions ~~stricken~~, additions underlined):

“Under normal circumstances, the Fund invests at least 80 percent of the value of its assets in securities of, and investments related to, issuers in the Fund’s benchmark index. Typically, the Fund invests substantially more than 80 percent of the value of its assets in ~~such~~ securities of issuers in its benchmark index.”

8.	Comment: Please explain the basis for the Registrant’s view that use of “index” in the names of the Index Funds is appropriate.

U.S. Securities and Exchange Commission 04/21/20 Page 3

Response: The defining characteristic of an index fund is that it seeks to track the performance of its benchmark index, and each Index Fund (for purposes of this response, also referred to as a “Fund”) does just that, as reflected in its name. As further discussed below, in our view:

•	Each Fund’s name is consistent with Section 35(d) of the Investment Company Act and Rule 35d-1 thereunder.

•	Each Fund’s name conveys its intention to seek to reflect the performance of its benchmark index and is therefore helpful to investors and consistent with its principal investment strategies.

•	Revising a Fund’s name to modify or omit the term “index” is sub-optimal. Adding “optimized” or another modifier before “index” in each Fund’s name would add complexity and length to the name. Removing “index” from each Fund’s name would remove a helpful signal to investors about each Fund’s principal investment strategies.

Principal Investment Strategies: The Funds have substantively identical disclosures about their principal investment strategies, with variations attributable to the particular benchmark index each seeks to track and the specific types of securities in which each invests. For example, the Praxis Value Index Fund has the following Principal Investment Strategies disclosure (emphasis added):

The Fund invests primarily in U.S. equity securities and seeks to reflect the performance of the U.S. large capitalization value equities market, as measured by the S&P 500 Value Index, its benchmark index. Under normal circumstances, the Fund invests at least 80 percent of the value of its assets in securities of, and investments related to, issuers in the Fund’s benchmark index. Typically, the Fund invests substantially more than 80 percent of the value of its assets in such securities. The benchmark index consists of those stocks in the S&P 500 Index determined to exhibit the strongest “value” characteristics based on book value to price, earnings to price and sales to price ratios. The Fund seeks to invest in companies aligned with the Stewardship Investing core values, as discussed below. In addition, the Adviser uses optimization techniques, including ESG factors, to select securities according to their contribution to the Fund’s overall objective, while seeking to replicate the characteristics of the index, including risk and return characteristics.

Legal Basis for Name and Principal Investment Strategies: Each Fund’s name and 80% policy comply with Section 35(d) and Rule 35d-1. Section 35(d) provides in pertinent part that is unlawful for any registered investment company to adopt as part of its name any word that the Commission finds materially misleading or deceptive and authorizes the Commission to define such names by rule, regulation or order. Rule 35d-1 provides in pertinent part that a name suggesting a registered investment company focuses its investments in a particular type of investment would be materially deceptive and misleading unless it has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the particular type of investment suggested by the name. Because each Fund uses “index” in its name, it has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets plus borrowings for investment purposes (“assets”) in the particular type of investments suggested by its name, in this case, constituents of its benchmark index. This 80% policy meets the requirements of Rule 35d-1.

U.S. Securities and Exchange Commission 04/21/20 Page 4

Each Fund’s name and 80% policy also comply with published Commission guidance relating to index funds. In the release adopting Rule 35d-1, the Commission stated: “Index Funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.” In accordance with this guidance, each Fund consistently invests substantially more than 80% of its assets in securities of constituents of its benchmark index. As of December 31, 2019, for example, the percentage of the value of each Fund’s assets that was invested in securities (in the case of the International Index Fund, including ADRs) of issuers in the Fund’s benchmark index, was as follows:

Fund Name	Percentage
Praxis International Index Fund	98.30
Praxis Value Index Fund	97.20
Praxis Growth Index Fund	97.85
Praxis Small Cap Index Fund	98.84

Each Fund’s name conveys its intention to seek to track the performance of its benchmark index and is therefore helpful to investors and consistent with its principal investment strategies. Each Fund’s Principal Investment Strategies section provides additional detail about how the Fund seeks to track the performance of its benchmark index, which complements its 80% policy and is consistent with its use of “index” in its name. This disclosure makes clear that while the Fund does not seek to hold every constituent of its benchmark index, it invests substantially all of its assets index constituents (or related securities) and seeks to replicate the performance of the index. This complies fully with Form N-1A, the Investment Company Act, applicable rules and published guidance.

Each Fund’s name is consistent with industry practices and investor expectations. We are not aware of any legal requirement for a mutual fund that uses “index” in its name to adopt a policy to hold every constituent of the applicable index and observe that such a policy, except in certain narrow circumstances, can be inefficient and impractical. In our experience, while some index-based mutual funds seek to match or replicate the entire composition of the indexes whose performance they seek to track (that is, to hold all of the index constituents in the same or approximately the same proportion as the index), many index-based mutual funds, like the Funds, seek to track or replicate the performance of their indexes by holding an optimized sub-set of components of the index. Constructing an index-based portfolio in this manner is commonly described as using “optimization” or “sampling.” Optimization/sampling is widely used by index funds because holding every index component is inefficient, and for certain asset classes and indexes, impracticable. Given the widespread use optimization/sampling by index funds, we believe its use is consistent with investor expectations for mutual funds that hold themselves out as index funds. With regard to the Funds in particular, those expectations are reinforced with clear and conspicuous disclosure in the Funds’ Principal Investment Strategies sections.

Index-based mutual funds following both approaches routinely use “index” in their names. Inclusion of more specific terms, such as “optimized index” with regard to the former, or “replicated index” with regard to the latter, are less common and neither is legally required.

Application of ESG factors does not alter the above conclusions. Like any other index-based mutual fund using an optimization/sampling strategy, each Fund is accurately described as an index fund. As is common for index funds, each Fund’s optimization process is used to construct a portfolio that seeks to replicate the performance of the applicable benchmark index. Application of ESG factors as a component of each Fund’s optimization process, a process that is used to construct portfolios designed to track its benchmark index, does not alter a Fund’s character as an index fund any more than a non-ESG motivated sampling method used by another fund complex would disqualify its optimized index funds from identifying themselves as index funds.

U.S. Securities and Exchange Commission 04/21/20 Page 5

In this regard, construction of the Fund’s portfolio is consistent with any other index-based mutual fund that utilizes an optimization or sampling strategy in that a proprietary method is used to build a portfolio from a sub-set of the index constituents that is designed to closely track the performance of the index. The fact that a Fund excludes certain index constituents before applying the optimization methodology to build the portfolio to track the performance of the index does not in any way imply that this Fund is not aptly described as an index fund.

Changing a Fund’s name to modify or omit “index” would be less helpful to investors than continuing to use the existing name. Adding “optimized” or another modifier before “index” would add complexity and length to each Fund’s name, while removing “index” would remove a helpful signal to investors about each Fund’s principal investment strategies. Accordingly, in the Registrant’s view, neither change is preferable to the existing name of each Fund. In addition, making any type of change to a Fund’s name would require deployment of resources to inform investors and financial intermediaries about the change. The Registrant believes that would be a challenging messaging campaign since Fund shareholders and intermediaries understand the investment strategies for these Funds and are familiar with their current names, and that any of the suggested name changes would be perceived, at best, as a neutral event.

For these reasons, we respectfully submit that the existing name of each Fund is consistent with applicable legal requirements, and accordingly, that the existing name of each Fund is appropriate.

9.	Comment: Small Cap Index Fund and Genesis Portfolios. The SEC staff believes that recoupment provisions like those disclosed in footnote 2 to the Annual Fund Operating Expenses table for the Small Cap Index Fund and the Genesis Portfolios should not extend beyond 3 years from the date on which, or end of the month in which, the waiver or reimbursement subject to the recoupment occurred. Please revise the applicable expense limitation agreement and footnote disclosure accordingly, or confirm that a FAS 5 assessment was completed with a conclusion that recoupment is not probable.

Response: The requested change will be made. The expense limitation agreement and footnote disclosure will be revised to reflect that the applicable measurement date is the date or month of the waiver/reimbursement and not the end of that year.

10.	Comment: Genesis Portfolios. The preamble to the Annual Total Returns table for each Genesis Portfolio provides that the table shows how the Portfolio’s average annual total returns for different periods compared those of a broad-based securities market index and a composite benchmark but the table does have a line item for composite benchmark returns. Please revise the preamble or table as appropriate.

Response: The requested change will be made. The reference to a composite benchmark will be deleted from the preamble.

11.	Comment: Genesis Balanced Portfolio and Genesis Growth Portfolio. Footnote 2 to the Fees and Expenses table for each Portfolio describes an expense limitation agreement but the table does not reflect a waiver or reimbursement. Please revise the footnote or table as appropriate. In addition, if the application of an expense limitation agreement will be reflected in the example, please revise the preamble to the example to identify when the waiver/reimbursement applies.

U.S. Securities and Exchange Commission 04/21/20 Page 6

Response: The requested change will be made. The footnote or table will be revised for each Portfolio as appropriate.

12.	Comment: All Funds. In the Screening and ESG Integration section, the fourth sentence in the ESG Screens paragraph states that the list of screened companies is provided to the Impact Bond Fund’s portfolio managers. Is it provided to the other portfolio managers too, and if not, why not?

Response: As implied by the third sentence in that paragraph, the list is provided to the portfolio managers of the other Funds. In light of the comment, the third and fourth sentences will be revised as follows (deleted ~~stricken~~, added underlined):

“~~Companies on this list are summarily restricted from all passively-managed Praxis Mutual Funds.~~ This list is provided to the portfolio managers of the Praxis index Funds, who are restricted from purchasing excluded securities for these Funds. Due to the discretionary component of its active investment strategy, this list, along with related ESG company information and interaction with the Adviser’s Stewardship Investing staff, will be provided to the portfolio managers of the Praxis Impact Bond Fund on an advisory basis to further inform their investment management process.”

13.	Comment: All Funds. If any of the enumerated risks in the Investment Risks section is a principal risk for a Fund, please disclose it as a separate risk in the Fund’s Principal Investment Risks section.

Response: All of the principal risks will be disclosed separately in the Principal Investment Risks section for each Fund.

14.	Comment: All Funds. If derivatives are used by any Fund subject to the names rule for purposes of meeting its 80% test, please disclose how they will be valued in the statutory section.

Response: None of the Funds currently uses derivatives for purposes of meeting its 80% test.

15.	Comment: Impact Bond Fund. The third bullet in the Policies and Strategies section discloses that the Fund may invest in fixed income securities within the fifth and sixth highest ratings categories. Consistent with the Registrant’s SAI presentation, please disclose that securities in those categories are commonly referred to as “junk bonds”.

Response: The requested change will be made.

16.	Comment: All Funds. In the Investment Risks section, please distinguish between principal and non-principal risks and ensure that all principal risks are for each Fund are disclosed in the Summary section for that Fund.

Response: The requested change will be made.

17.	Comment: All Funds. In the Redemption in Kind section, please consider disclosing whether an in-kind redemption would be made using a pro rata slice of assets, a representative basket of securities, or individually selected securities. See page 294 of the Liquidity Risk Management Rule adopting release.

U.S. Securities and Exchange Commission 04/21/20 Page 7

Response: The suggested change will be made.

18.	Comment: International Index Fund. In the Fund Management section, please identify the length of time for which the prior business experience for Michael Branch applies, ensuring that at least 5 years is disclosed.

Response: The requested change will be made.

19.	Comment: SAI. In the Portfolio Managers section, if the compensation for the Impact Bond Fund’s portfolio managers has a bonus component tied to the performance of the Fund relative to a benchmark, please disclose that component, the benchmark, and whether Fund pre- or after-tax returns are used.

Response: The requested change will be made.

20.	Comment: Signature Page. It is unclear who signed on behalf of the Registrant in the capacity of comptroller or principal accounting officer, please advise or revise.

Response: The Registrant’s principal financial officer also serves as its principal accounting officer. The signature line will be revised to add principal accounting officer.

Please contact me at the above number if you have any questions.

Very truly yours,

/s/ Anthony H. Zacharski

Anthony H. Zacharski

Fund Counsel, Praxis Mutual Funds

Exhibit

Praxis Impact Bond Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. In addition to the fees and expenses described below, you may be required to pay a fee to a broker or other financial firm on purchases and sales of Class I shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Praxis Mutual Funds. More information about these and other discounts is available from your financial professional and in the section titled “Sales Charge Reductions” on page [57] of the Fund’s prospectus.

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.75%	None
Redemption fee (as a percentage of amount redeemed, if applicable)	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class I
Management Fees	0.40%	0.40%
Distribution and Service (12b-1) Fees	0.25%	None
Other Expenses[1]	0.30%	0.13%
Total Annual Fund Operating Expenses	0.95%	0.53%

[1]	Includes indirect expenses of securities of other mutual funds held by the Fund, if any.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time period indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5 percent return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$468	$666	$881	$1,498
Class I	$54	$170	$296	$665

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 17.58 percent of the average value of its portfolio.

Praxis International Index Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. In addition to the fees and expenses described below, you may be required to pay a fee to a broker or other financial firm on purchases and sales of Class I shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Praxis Mutual Funds. More information about these and other discounts is available from your financial professional and in the section titled “Sales Charge Reductions” on page [57] of the Fund’s prospectus.

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.25%	None
Redemption fee (as a percentage of amount redeemed, if applicable)	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class I
Management Fees	0.45%	0.45%
Distribution and Service (12b-1) Fees	0.25%	None
Other Expenses[1]	0.67%	0.16%
Total Annual Fund Operating Expenses	1.37%	0.61%

[1]	Includes indirect expenses of securities of other mutual funds held by the Fund, if any.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time period indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5 percent return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$657	$936	$1,236	$2,085
Class I	$62	$195	$340	$762

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 20.61 percent of the average value of its portfolio.

Praxis Value Index Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. In addition to the fees and expenses described below, you may be required to pay a fee to a broker or other financial firm on purchases and sales of Class I shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Praxis Mutual Funds. More information about these and other discounts is available from your financial professional and in the section titled “Sales Charge Reductions” on page [57] of the Fund’s prospectus.

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.25%	None
Redemption fee (as a percentage of amount redeemed, if applicable)	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class I
Management Fees	0.30%	0.30%
Distribution and Service (12b-1) Fees	0.25%	None
Other Expenses[1]	0.31%	0.14%
Total Annual Fund Operating Expenses	0.86%	0.44%

[1]	Includes indirect expenses of securities of other mutual funds held by the Fund, if any.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time period indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5 percent return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$608	$785	$977	$1,530
Class I	$45	$141	$246	$555

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 39.06 percent of the average value of its portfolio.

Praxis Growth Index Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. In addition to the fees and expenses described below, you may be required to pay a fee to a broker or other financial firm on purchases and sales of Class I shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Praxis Mutual Funds. More information about these and other discounts is available from your financial professional and in the section titled “Sales Charge Reductions” on page [57] of the Fund’s prospectus.

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.25%	None
Redemption fee (as a percentage of amount redeemed, if applicable)	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class I
Management Fees	0.30%	0.30%
Distribution and Service (12b-1) Fees	0.25%	None
Other Expenses[1]	0.24%	0.13%
Total Annual Fund Operating Expenses	0.79%	0.43%

[1]	Includes indirect expenses of securities of other mutual funds held by the Fund, if any.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time period indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5 percent return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$601	$764	$941	$1,452
Class I	$44	$138	$241	$542

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 32.33 percent of the average value of its portfolio.

Praxis Small Cap Index Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. In addition to the fees and expenses described below, you may be required to pay a fee to a broker or other financial firm on purchases and sales of Class I shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Praxis Mutual Funds. More information about these and other discounts is available from your financial professional and in the section titled “Sales Charge Reductions” on page [57] of the Fund’s prospectus.

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.25%	None
Redemption fee (as a percentage of amount redeemed, if applicable)	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class I
Management Fees	0.30%	0.30%
Distribution and Service (12b-1) Fees	0.25%	None
Other Expenses[1]	0.87%	0.15%
Total Annual Fund Operating Expenses	1.42%	0.45%
Fee Waiver and/or Expense Reimbursement	(0.30)%	None
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	1.12%	0.45%

[1]	Includes indirect expenses of securities of other mutual funds held by the Fund, if any.
[2]	Everence Capital Management, Inc. (the “Adviser”) has entered into a contractual expense limitation agreement with respect to the Small Cap Index Fund Class A until April 30, 2021. Pursuant to this agreement, the Adviser has agreed to waive fees and/or reimburse expenses to the extent necessary in order to limit the Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses (“AFFE”), brokerage costs, interest, taxes, dividends, Trustees fees and expenses, legal fees and expenses, and extraordinary expenses) of the Fund to 1.10 percent of the Fund’s average daily net assets. The Fund has agreed to repay the Adviser for the amounts waived and/or reimbursed by the Adviser pursuant to this expense limitation agreement provided that such repayment does not cause the Total Annual Fund Operating Expenses (excluding AFFE, brokerage costs, interest, taxes, dividends, Trustees fees and expenses, legal fees and expenses, and extraordinary expenses) to exceed 1.10 percent or any limit in place at the time of recoupment, whichever is lower, and the repayment is made within three years after the time in which the Adviser waived and/or reimbursed the expense.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time period indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5 percent return each year and that the Fund’s operating expenses remain the same. This example reflects the net operating expenses with fee waiver for the one-year contractual period and the total operating expenses without fee waiver for the remaining periods shown below. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$633	$923	$1,234	$2,113
Class I	$46	$144	$252	$567

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 21.59 percent of the average value of its portfolio.

Praxis Genesis Conservative Portfolio

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Praxis Mutual Funds. More information about these and other discounts is available from your financial professional and in the section titled “Sales Charge Reductions” on page [57] of the Portfolio’s prospectus.

Shareholder Fees (fees paid directly from your investment)	Class A
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.25%
Redemption fee (as a percentage of amount redeemed, if applicable)	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A
Management Fees	0.05%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.33%
Acquired Fund Fees and Expenses (“AFFE”)[1]	0.52%
Total Annual Portfolio Operating Expenses[2]	0.63%
Fee Waiver and/or Expense Reimbursement	(0.02)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	1.13%

[1]	Includes indirect expenses of securities of other mutual funds held by the Portfolio. AFFE are not reflected in the Financial Highlights or audited financial statements.
[2]	Everence Capital Management, Inc. (the “Adviser”) has entered into a contractual expense limitation agreement with respect to the Conservative Portfolio until April 30, 2021. Pursuant to this agreement, the Adviser has agreed to waive fees and/or reimburse expenses to the extent necessary in order to limit the Total Annual Portfolio Operating Expenses (excluding AFFE, brokerage costs, interest, taxes, dividends,Trustees fees and expenses, legal fees and expenses, and extraordinary expenses) to 0.60 percent of the Portfolio’s average daily net assets. The Portfolio has agreed to repay the Adviser for the amounts waived and/or reimbursed by the Adviser pursuant to this expense limitation agreement provided that such repayment does not cause the Total Annual Portfolio Operating Expenses (excluding AFFE, brokerage costs, interest, taxes, dividends, Trustees fees and expenses, legal fees and expenses, and extraordinary expenses) to exceed 0.60 percent or any limit in place at the time of recoupment, whichever is lower, and the repayment is made within three years after the time in which the Adviser waived and/or reimbursed the expense.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time period indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5 percent return each year and that the Portfolio’s operating expenses remain the same. This example reflects the net operating expenses with fee waiver for the one-year contractual period and the total operating expenses without fee waiver for the remaining periods shown below. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$634	$869	$1,123	$1,847

Portfolio Turnover: The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Portfolio’s performance. During the most recent fiscal year, the Portfolio’s portfolio turnover rate was 10.10 percent of the average value of its portfolio.

Praxis Genesis Balanced Portfolio

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Praxis Mutual Funds. More information about these and other discounts is available from your financial professional and in the section titled “Sales Charge Reductions” on page [57] of the Portfolio’s prospectus.

Shareholder Fees (fees paid directly from your investment)	Class A
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.25%
Redemption fee (as a percentage of amount redeemed, if applicable)	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A
Management Fees	0.05%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.22%
Acquired Fund Fees and Expenses (“AFFE”)[1]	0.51%
Total Annual Portfolio Operating Expenses	1.03%

[1]	Includes indirect expenses of securities of other mutual funds held by the Portfolio. AFFE are not reflected in the Financial Highlights or audited financial statements.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time period indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5 percent return each year and that the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$625	$836	$1,064	$1,718

Portfolio Turnover: The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Portfolio’s performance. During the most recent fiscal year, the Portfolio’s portfolio turnover rate was 9.43 percent of the average value of its portfolio.

Praxis Genesis Growth Portfolio

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Praxis Mutual Funds. More information about these and other discounts is available from your financial professional and in the section titled “Sales Charge Reductions” on page [57] of the Portfolio’s prospectus.

Shareholder Fees (fees paid directly from your investment)	Class A
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.25%
Redemption fee (as a percentage of amount redeemed, if applicable)	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A
Management Fees	0.05%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.28%
Acquired Fund Fees and Expenses (AFFE)[1]	0.50%
Total Annual Portfolio Operating Expenses	1.08%

[1]	Includes indirect expenses of securities of other mutual funds held by the Portfolio. AFFE are not reflected in the Financial Highlights or audited financial statements.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time period indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5 percent return each year and that the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$625	$836	$1,064	$1,718

Portfolio Turnover: The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Portfolio’s performance. During the most recent fiscal year, the Portfolio’s portfolio turnover rate was 7.72 percent of the average value of its portfolio.